UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Security Land & Development Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

814348108

(CUSIP Number)

Mark S. Burgreen

Hull Barrett, PC

801 Broad Street

Suite 700

Augusta, Georgia 30901

(706) 722-4481

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 814348108
(1) Name of reporting person T. Greenlee Flanagin
	(2) Check the appropriate box if a member of a group (see instructions)	(a)☐
(b)☐
(3) SEC use only
(4) Source of funds (see instructions) Not applicable
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)	☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power 543,743
(8) Shared voting power
(9) Sole dispositive power 543,743
(10) Shared dispositive power
(11) Aggregate amount beneficially owned by each reporting person 543,743

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

The amount in Row (11) does not include 368,687 shares beneficially owned by the reporting person’s wife, Harriette Flanagin, who shares the same household with the reporting person. Together, the reporting person and his spouse own 912,430 shares of the Issuer's common stock, constituting 23.1% of the outstanding shares. Mr. Flanagin disclaims beneficial ownership of the shares held by his wife.

☒
(13) Percent of class represented by amount in Row (11) 13.7%
(14) Type of reporting person (see instructions) IN

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) filed by the reporting person, dated December 8, 1993, as amended by Amendment No. 1 dated May 25, 2017,, and amends the following Items of the Schedule 13D:

Item 3. Source and Amount of Funds or Other Consideration.

On June 21, 2017, Mr. Flanagin’s son, T. Greenlee Flanagin, Jr., transferred all of his 292,959 shares of the Issuer's common stock to his father, without consideration, as a correction and reversal of a previous transfer to him.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Flanagin beneficially owns an aggregate of 543,743 shares of the Issuer's common stock, constituting 13.7% of the number of shares of such common stock outstanding on the date hereof.  This Amendment reflects both (i) an increase in percentage ownership resulting from the Issuer’s completion of a tender offer in which the Issuer acquired 1,284,751 shares of its common stock, resulting in fewer shares outstanding, and (ii) the transfer of 292,959 shares of the Issuer's common stock to Mr. Flanagin from to his son, without consideration.  As a result of the completion of the tender offer, the Company has 3,958,356 common shares issued and outstanding.

The 543,743 shares reported as owned by Mr. Flanagin does not include 368,687 shares beneficially owned by his wife, Harriette Flanagin, who shares the same household.  Together, Mr. Flanagin and his spouse own 912,430 shares of the Issuer's common stock, constituting 23.1% of the outstanding shares.  Mr. Flanagin disclaims beneficial ownership of the shares held by his wife for the purposes of sections 13(d) or 13(g) of the Act.

(b) With respect to the 543,743 shares of common stock beneficially owned by Mr. Flanagin, he has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition.  With respect to the 368,687 shares owned by his wife, Mrs. Flanagin has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition.

(c) On June 21, 2017, Mr. Flanagin’s son, T. Greenlee Flanagin, Jr., transferred all of his 292,959 shares of the Issuer's common stock to his father, without consideration, as a correction and reversal of a previous transfer to him.  On June 21, 2017, Mr. Flanagin’s son, R. Clayton Flanagin, transferred all of his 292,959 shares of the Issuer's common stock to Harriette Flanagin, without consideration, as a correction and reversal of a previous transfer to him.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2017

Signature: /s/ T. Greenlee Flanagin
Name/Title: T. Greenlee Flanagin